Technest Holdings, Inc. One McKinley Square- Fifth Floor Boston, MA 02109 Tel: (617) 722-9800 Fax: (617) 722-9809 March 16, 2007 VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549 Attention: Peggy Fisher, Assistant Director Eduardo Aleman, Staff Attorney

Re:	Technest Holdings, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed March 16, 2007
File No. 333-135478

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy Fisher’s letter of July 20, 2006 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”) pre-effective Amendment No. 1 to the Registration Statement and the information set forth below in response to the Staff’s Comment Letter. To assist you in your review, we have included the text of the comments in italics before Technest’s response.

Form SB-2

COMMENT

1.	Please note than any outstanding comments on previous filings must be resolved before requesting acceleration of effectiveness of this registration statement.

RESPONSE

Our previous registration statement was declared effective on February 7, 2007 after resolution of all of our outstanding comments with the Staff. The Registration Statement reflects the resolution of those comments.

U.S. Securities and Exchange Commission
March 16, 2007

COMMENT

2.	Please note that all required exhibits must be filed prior to the registration statement being declared effective. We note, for example, that you intend to file your legality opinion by amendment.

RESPONSE

We have filed all required exhibits to the Registration Statement, including our legality opinion in Exhibit 5.1.

We look forward to finalizing this registration statement. Please contact me at (540) 207-3057.

Regards,

/s/ Suzette R. O’Connor

Suzette R. O’Connor
Co-General Counsel
Technest Holdings, Inc.

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.
Daniel Clevenger, Esq.